August 5, 2009

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:           Crown Media Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 5, 2009 (as amended April 30, 2009)
File No. 000-30700

Dear Ms. Murphy:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated July 16, 2009, with respect to the Form 10-K Report listed above.  The text of the staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Results of Operations and Financial Condition, Current Challenges and Developments, page 25

1.
We note that you disclose that you entered into agreements representing approximately 51% of your inventory for the last quarter of 2008 and the first three quarters of 2009.   Tell us if the current economic environment had any impact on the volume of the amount of your inventory that you normally enter into contracts for or if the 51% is consistent with prior years.   Further we note on page 33 that you disclose that you have experienced a softening of advertising rates.   Reconcile the statements that you attained a 7% increase in this up-front inventory sold with the decreases experienced in the scatter and direct response markets.

Response:

The volume of our inventory sold in the 2008-2009 up-front market (approximately 51%) was consistent with the volume sold in prior years.  The volumes in the 2007-2008 and 2006-2007 up-front markets, as disclosed in a prior Form 10-K Report, were approximately 50% and 46%.

Our sales effort in the 2008–2009 Hallmark Channel up-front market, culminating in June and July, 2008, yielded an increase in average CPM of approximately 7% over the 2007–2008 upfront market.  We believe that our increased subscriber distribution and ratings successes contributed to this growth in rates.  Although the national economy was already in decline by the summer of 2008, we completed our up-front sales approximately two months prior to the precipitous economic decline that followed in late September 2008.

We will revise future filings to clarify the advertising activity with the following disclosure:

“While we had sold approximately 51% of our advertising inventory in the 2008-2009 upfront market (consistent with volumes sold in previous years) at rates that were an increase over the previous years upfront advertising sales rates, the remaining advertising sales (scatter and direct response) are made closer to the timing of the actual advertisement.  We have historically seen significant increases in rates on these remaining advertising sales over the rates obtained from our upfront sales.   Subsequent to the first quarter of 2008, the advertising rates for the scatter and direct response advertising decreased from 2007 levels, although still at levels in excess of our current upfront sales rates.  Accordingly for this period, while we still saw increases in rates on that portion of our advertising sales from the upfront, this was offset by decreases in rates on the remaining advertising inventory related to scatter and direct response sales.”

2.
In future filings, please disclose, in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.   See Item 303(a)(4) of Regulation S-K.

Response:

We do not have any “off-balance sheet arrangements” as defined in Regulation S-K Item 303(a)(4).  In future filings showing the contractual obligation table required by Regulation S-K Item 303(a)(5), we will clarify that off-balance sheet commitments (as referenced in note 3 to the table in the Form 10-K Report for 2008) are not off-balance sheet arrangements.

Long-Lived Assets, page 29

3.
We note that goodwill accounted for 46% of total assets as of December 31, 2008.  We note that as a result of your impairment test of your reporting units as of November 30, 2008, you determined that your goodwill balance was not impaired.   In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.   This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.   Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.   Since you utilize the discounted cash flow   approach you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.   In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

o
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

o
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.   For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation:
Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We will revise future filings, commencing with the Form 10-Q Report for the quarter ended June 30, 2009, to include disclosures substantially as follows.  Changes will be made based upon subsequent facts.

The following discussion regarding Fair Value Measurements of our Non-Financial Instruments is intended to supplement our critical accounting estimates included in our Annual Report on Form 10-K for the year ended December 31, 2008.

At December 31, 2008, the Company had a stockholders’ deficit of $666.9 million and a goodwill asset of $314.0 million. All of our goodwill relates to our domestic channel operations segment within Crown Media United States, which is also our only reporting unit. The Company’s market capitalization exceeds the negative carrying value of the reporting unit.

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets as of November 30 in accordance with the provisions of Statement of Financial Accounting Standards No. 142. We estimate the fair value of our reporting unit for the Step 1 Test using a discounted cash flow analysis. The cash flow projections (the "2008 Cash Flow Projections") used in our analysis were prepared by management and represent management's estimate of the future cash flows to be generated by operations during 2009 through 2013 (Years 1-5). For the 5 years ended December 31, 2008, revenue grew at an annual growth rate of approximately 19.5%. Our gross margin increased over the same time period from a negative 28.7% to a positive 18.5%. Given the downturn in the economy in 2008, management determined that it was prudent to adjust the growth rates used in the 2008 Cash Flow Projections. Therefore, the 2008 Cash Flow Projections include growth rates which are lower than historical growth rates and lower than the growth rates used in our 2007 cash flow projections. The growth rates used in the 2008 Cash Flow Projections are considered by management to be appropriate and reflect the current state of the economy. The 2008 Cash Flow Projections include many assumptions, including assumptions regarding the timing of an economic recovery and the impact of any such recovery on operations. In this regard, the 2008 Cash Flow Projections are based on the economy stabilizing and growing modestly in the second half of 2009 and through 2010 and that the economy is somewhat more normalized in the years beyond 2010.

The projected cash flows were discounted using a blended discount rate of 13.7%, which represents an estimate of the weighted average cost of capital. The weighted average cost of capital incorporates risk premiums that reflect the current economic environment. Such discount rate is higher than the rate used in prior years due to changes in the marketplace for credit and risk premiums. Terminal growth rates  (the approximation of ongoing growth rates) after Year 5 consider the above noted factors for the initial five years forecasted cash flows and forecasted CPI increases.

We also used a market approach to validate the fair value determined by our discounted cash flow analysis. In our market approach, we identified publicly traded companies whose business and financial risks are comparable to ours. We then compared the market values of those companies to our calculated value. We also identified recent sales of companies in lines of business similar to ours and compared the sales prices in those transactions to the calculated value of ours. The range of values determined in our market approach corroborated the value calculated in our discounted cash flow analysis.

We also reconcile the estimated fair value of our reporting unit to our market capitalization.  As long as we continue to have a stockholders’ deficit and only one reporting unit, we believe it is unlikely we would have a goodwill impairment.  However, ignoring that our positive market capitalization exceeds our shareholders’ deficit, we have below discussed the sensitivity of our discounted cash flow analysis.

The estimated fair value determined in our Step 1 Test was in excess of the reporting unit’s carrying value, and accordingly no Step 2 Test was performed and no impairment charge was recorded. We note that if our fair value estimate was 60% lower, we would still not have triggered a Step 1 failure and no impairment charge would be taken.

The foregoing impairment test requires a high degree of judgment with respect to estimates of future cash flows and discount rates as well as other assumptions. Therefore, any value ultimately derived may differ from our estimate of fair value. Further, if the environment continues to experience recessionary pressures for an extended period of time, our cash flow projections will need to be revised downward and we could have impairment charges in the future. In this regard, we estimate that if we were to use a compound annual growth rate for revenue that is approximately 40% to 60% lower than the rate currently used in the 2008 Cash Flow Projections and that we achieved the margins assumed in the 2008 Cash Flow Projections, we could in the future fail the Step 1 Test and would be required to perform the Step 2 Test to measure any impairment of goodwill.

Cost of Services, page 34

4.
We note that you have experienced negative film amortization in the fiscal years ending 2007 and 2008.  Tell us how this liability is assessed and the reasons that you have incurred volatile changes in the liability.

Response:

A residual is a payment made to a performer, writer, or director for each repeat showing of a recorded television show or commercial. It is a contingent amount that is determined by collective bargaining agreements and is contractually agreed to in the film license agreement. Participation costs are contingent payments to parties involved in the production of a film (participants) based on contractual formulas (participations). Participants generally include creative talent such as actors, writers or licensors.

With sale of the domestic rights to its film library in December 2006, the Company completed its two-stage exit from the film distribution business.  Until that time, the Company reported its estimate of residuals and participations expense as a component of film amortization expense.  Amortization of the cost of the film library ceased with its sale.  However, as relevant to 2007 and 2008, the Company remained subject to obligations for residuals and participations for the licenses of the film assets prior to the sale of the domestic film library.

The Company obtains information from third parties that is used in determining its estimates of residual and participation obligations.  This information includes detailed sales data, by market, from the Company’s third party sales agent, as well as use data (number of runs or airings by program) that is provided to the Company’s agent by the individual broadcasters in each market.

During 2007 and 2008, the Company obtained usage information related to the licenses entered into prior to the sales of the film library.  From this information the Company was able to more accurately determine its obligation for the residuals and participations.  From time-to-time, the Company reduced its estimate of the remaining obligations based upon the current estimates and information received from the third party agents.  The corresponding benefits of such reductions in liabilities have been reflected as reductions of amortization expense. The negative amortization expense reported in 2007 and 2008 reflects the Company’s changes in estimates as it settled the obligations established in prior years. The Company does not anticipate significant future revisions to this estimate.  These estimates and changes are explained in Note 4 to the financial statements in the Form 10-K Report.

5.
We note that you have entered into agreements in the third quarter to amend significant programming agreements which added programs and deferred certain payments for programming content to periods beyond 2008.  Tell us more details of the amendments, including how you accounted for these changes.

Response:

In the second and third quarters of 2008, we entered into agreements to amend significant programming agreements which added programs and deferred certain payments for programming content to periods beyond 2008. Some of the agreements resulted in the extension of related program licenses to cover slightly longer periods of availability, the deferral of expected delivery of certain programming and the deferral of certain payments primarily from 2008 until 2009. Upon the amendment of the agreements, we have prospectively changed the amortization of program license fees for any changes in the period of expected usage and/or changes in license fees.  The effects of these amendments on 2008 amortization were not significant. Additionally, we returned our exclusivity rights to one title, which resulted in a lower asset and liability balance.

Item 13.  Certain Relationships and Related Transactions and Director Independence

6.
In future filings, describe your policies and procedures for the review, approval or ratification of transactions with related persons and provide a statement as to whether such policies and procedures are in writing and if not, how such policies and procedures are evidenced.   See Item 404(b) of Regulation S-K.

Response:

We will comply with this staff comment in future Company filings that require Regulation S-K Item 404(b) information to be disclosed.

8. Leases, page F-26

7.	Please clarify your disclosure and tell us whether or not you have recorded an expense for the reduced rent charged by Hallmark Cards.

Response:

The Company has an intercompany services agreement with Hallmark Cards under which Hallmark Cards provides Crown Media Holdings with tax, risk management, health safety, environmental, insurance, legal, treasury, human resources, and cash management services and real estate consulting services.  The Company stated in its Form 10-K for the year ended December 31, 2008:

“During November 1, 2007, through April 30, 2008, Hallmark Cards allowed Crown Media Holdings to occupy office space for a reduced rate of rent.  The Company estimated that if it had been subject to market rates it would have paid $121,000 in additional rent for this space in 2007 and $242,000 in 2008.”

It could have been clarified that the Company received a six month free rental holiday due from a third party lessor.  Hallmark Cards, as part of providing its real estate consulting services, notified the Company of the terms of the rental agreement, including the holiday period, from the third party. The Company accrues rent expense on a straight line basis over the lease term. Accordingly, the Company recognized rent expense on a straight-line basis over the term of the lease, including the free rental holiday. The Company used the initial lease term, including the free rent holiday period, to determine the lease term.

This lease is not a sublease from Hallmark Cards. The Company will amend its future filings to reflect that the free rental holiday was related to a third party lease agreement and not an agreement with Hallmark Cards.

11. Related Party Transactions

Trademark Agreement with Hallmark Cards, page F-36

8.	Tell us how you are accounting for the trademark licensing agreement.

Response:

The Company has accounted for the agreement pursuant to the contractual terms of the arrangement, which is royalty free.  Accordingly, no amounts have been reflected in the balance sheet or income statement of the Company.

Form 10-K/A for the year ended December 31, 2008

Item 11.  Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

Elements of Executive Compensation Packages, page 6

9.
We note your disclosure on page 6 and page 10 of your amended 10-K that the Compensation Committee considers executive compensation at other companies.  To the extent that your Compensation Committee is benchmarking, in future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation.  See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

Response:

Based upon the staff’s guidance contained in Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, the Company does not believe that its Compensation Committee is engaged in benchmarking.  The Compensation Committee reviews and considers two surveys to better understand current compensation practices in the cable and television industry: a survey provided by Towers Perrin, a human resources consulting firm, which is based on its Media Industry Executive Compensation data; and a Cable Programmers/Broadcast Networks Compensation Survey compiled by The Croner Company, a management consulting firm specializing in compensation.

10.
We note your disclosure regarding base salaries and your reference to your discussion of relevant employment agreements.  In future filings, provide additional discussion about whether salaries have been increased from prior years and provide additional analysis on the factors considered by the Compensation Committee in increasing or decreasing compensation materially.   See Item 402(b)(2)(ix) of Regulation S-K.

Response:

We will comply with this staff comment in future Company filings that require Regulation S-K Item 402 information to be disclosed.

11.
On page 6 of your amended 10-K, you disclose the types of company performance measures the Compensation Committee used for determining performance-based annual incentive compensation.   We note that you have disclosed the plan targets for some but not all of these performance measures.  For example, we note that you do not disclose the operating cash flow plan target.   In future filings, please disclose all performance targets and threshold levels that must be reached for payment to each named executive officer.   Disclose the extent to which the performance targets were achieved.   See Item 402(b)(2)(v) of Regulation S-K.   If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion.   Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.   See Instruction 4 to Item 402(b).   Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.   In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.   For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp-htm

Response:

We disclosed the extent to which the performance targets were achieved in 2008 in our amended 10-K.   Please see "Compensation Discussion and Analysis - Elements of Executive Compensation Packages - Bonus Determination - Bonus Amount" on page 7.

In future filings that require Regulation S-K Item 402(b) information to be disclosed, we will disclose all performance targets and threshold levels that must be reached for payment to each named executive officers, provided that such disclosure would not result in competitive harm.  If we have sufficient basis to keep such information confidential, in our future filings, we will discuss in detail as to how difficult it would be for the executive or how likely it would be for us to achieve any undisclosed performance targets or threshold levels.

Summary Compensation Table, page 12

12.
In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.   Provide similar footnote disclosure for the stock awards column of the director compensation table.   See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

In future filings that require Regulation S-K Item 402(b) information to be disclosed, we will cross reference the relevant footnote to the financial statements which disclose assumptions made in the valuation of awards issued to both named executive officers and members of the board of directors. In the Form 10-K for 2008, the relevant footnote is Note 16.

Outstanding Equity Awards at Fiscal Year-End, page 13

13.	In future filings, please disclose the vesting dates for the options listed in this table. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

Response:

The stock options issued to a named executive officer and share appreciation rights issued to another named executive officer disclosed in our amended 10-K expired upon termination of their employment in May of 2009.  Therefore, information relating to their options will not be included in any compensation table going forward.  However, to the extent that we have any outstanding stock options in the future, we will disclose the vesting dates for such options in our future filings.

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Amy Bowler (303-290-1086) at Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours,
CROWN MEDIA HOLDINGS, INC.

By:           /s/BRIAN C. STEWART
Brian C. Stewart
Executive Vice President of Finance and Chief Financial Officer